Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Allison Transmission Holdings, Inc. (“Allison,” “Company,” “we,” “us” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock, par value $0.01 per share (the “common stock”).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation (the “Charter”), our Fifth Amended and Restated Bylaws (the “Bylaws”), and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).  Our Charter and our Bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part, and each may be amended from time to time. We encourage you to read our Charter and Bylaws and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 1,880,000,000 shares of common stock, par value $0.01 per share, 20,000,000 shares of non-voting common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. All outstanding shares of our common stock are fully paid and non-assessable.

Voting Rights

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our common stock do not have cumulative voting rights. A nominee for director is elected if the number of votes cast “for” his or her election exceeds the number of votes cast “against” such nominee’s election; provided, that if the number of nominees exceeds the number of directors to be elected as of the meeting date, directors will be elected by a plurality of the votes cast.   On all other matters, unless a greater number of affirmative votes is required, an action is approved by a majority of the voting power of the shares entitled to vote on the proposal represented in person or by proxy.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock and non-voting common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. The senior secured credit facility of Allison Transmission, Inc. (“ATI”), our wholly-owned subsidiary, and the indentures governing ATI’s 5.0% senior notes due September 2024, 4.75% senior notes due October 2027 and 5.875% senior notes due June 2029 impose restrictions on the ability of our Board of Directors to declare dividends on our common stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, holders of our common stock and non-voting common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Other Rights

The holders of our common stock have no preemptive, subscription, exchange or conversion rights, and there are no redemption, preference or sinking fund provisions applicable to our common stock. Holders of our common stock are not subject to further calls or assessments by us.

Certain Anti-Takeover Provisions

Certain provisions in our Charter, our Bylaws and the DGCL summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Exhibit 4.5

Among other things, our Charter and Bylaws:

•	authorize the issuance of blank check preferred stock that our Board of Directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•

provide that the removal of a director, either for or without cause, would require the affirmative vote of the holders of a majority of the outstanding shares of our stock entitled to vote generally for the election of directors, voting together as a single class;

•

provide that any newly-created directorship on our Board of Directors that results from an increase in the number of directors, or vacancy that results on our Board, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum;

•	prohibit our stockholders from calling a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;
•	provide that the Board of Directors is expressly authorized to adopt, alter or repeal our Bylaws; and

•	require the approval of holders of at least two-thirds of the outstanding shares of our common stock to amend the Bylaws and certain provisions of the Charter.

The foregoing provisions of our Charter and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

In addition, our Charter provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of ours to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of our Charter, Bylaws or the DGCL, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, it may have the effect of discouraging lawsuits against us or our directors and officers. The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provision contained in our Charter to be inapplicable or unenforceable.

Delaware Anti-Takeover Statute

Section 203 of the DGCL prohibits a public Delaware corporation from engaging in certain business combinations with an interested stockholder for specified time periods and unless certain conditions are met.  The DGCL permits Delaware corporations to elect not to be governed by the provisions of Section 203.  In our Charter, we have elected not to be governed by Section 203 of the DGCL.

Proxy Access

Our Bylaws contain “proxy access” provisions, which give a qualified stockholder or a group of up to 20 qualified stockholders the right to include up to a specified number of director nominees in our proxy materials for an annual meeting of stockholders, subject to various requirements and restrictions specified in our Bylaws. To be considered a qualified stockholder, the person must have either been a record holder of shares of our common stock continuously for at least three years as of the date the written notice of a nomination is delivered to or mailed and

Exhibit 4.5

received by the Secretary of the Company or must provide to the Secretary of the Company evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries. To be able to submit a nomination in accordance with the proxy access provisions, the qualified stockholder (or group of up to twenty qualified stockholders) must have owned 3% or more of our outstanding shares of common stock continuously for at least three years as of the date the written notice of a nomination is delivered to or mailed and received by the Secretary of the Company and must continue to own such required shares through the date of the annual meeting of stockholders. The number of stockholder nominees permitted under the proxy access provisions of our Bylaws with respect to an annual meeting of stockholders may not exceed 25% of the total number of our directors in office as of the last day on which notice of a nomination may be delivered under our Bylaws (rounded down to the nearest whole number, but not less than two).

To be considered timely, notice of a nomination under our proxy access provisions, together with other required information, representations and agreements specified in our Bylaws, must be submitted to the Secretary of the Company at our principal executive offices within the timeframes specified in our Bylaws. The proxy access provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations if the proper procedures are not followed.

Listing

Our common stock is listed on the NYSE under the symbol “ALSN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.